
OWN THE CONVERSATION
Why did I not know about spill before now? oh well grateful loving it
9:41
SPILL
What are you looking for?
Spillboard
The Official Spill Hotlist
silentknight
jaceyon
When they don't answer the phone #phonespill
This is the family reunion app that we need.
blackchan
SPILL
This literally my new favorite app
SPILL
spill really be keeping me updated on things that I would actually care about
SPILL
being on spill really brings me peace I don't have to worry about no negativity
SPILL
SPILL. putting the "social" back in social media.
SPILL
I love this app man
SPILL

INVEST IN **SPILL**

Culture. Connection. Commerce.

spill.com Los Angeles, CA

Highlights

1. Raised over $6M from early stage VCs (including, MaC VC, Kapor, Collide, Greylock, Bessemer)

2. Hit #1 in the Apple App Store within 3 weeks of beta launch with over 500,000 downloads to date

3. Early advertising customers include Paramount+, CBS, Showtime, Sony Pictures, Amazon Prime & more

4 Major press coverage includes CNN, Time, TechCrunch, Essence, AfroTech and Inc Mag Cover (Nov 2024)

5 Named Apple's App of the Day (Feb 2024) and one of Fast Company's Most Innovative Companies of 2024

6 Q4 2024 was strongest growth & revenue month since launch and 200% YoY increase in revenue in 2025

Featured Investors



April Reign
Invested $1,000 ⓘ

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Syndicate Lead
Creator of #OscarsSoWhite, media strategist, advocate for equity & inclusion in entertainment. Former lawyer turned culture change catalyst.
ReignOfApril.com

"As the creator of #OscarsSoWhite, I've dedicated my career to creating spaces where marginalized voices can be heard, valued, and amplified. My decision to step forward as Lead Investor for Spill on WeFunder directly aligns with this mission. Spill isn't just another social media platform – it's a deliberate response to the systemic inequities we've seen in digital spaces. Founded by Alphonzo Terrell and DeVaris Brown, Spill demonstrates what's possible when we build platforms that prioritize inclusion from the ground up, rather than treating it as an afterthought. What draws me to invest in Spill is its authentic commitment to community ownership and cultural appreciation. In a digital landscape where Black creators and other creators of color frequently see their contributions appropriated without recognition or compensation, Spill has built a model that respects and rewards cultural capital. This investment represents more than a financial decision – it's an investment in a future where digital spaces reflect and respect the full diversity of their users. I've spent years advocating for systemic change in entertainment and media. Now, through Spill, we have the opportunity to reshape how social media serves and supports historically marginalized communities. As Lead Investor, I'm not just backing a platform; I'm supporting a vision of social media that aligns with the values of equity, representation, and authentic community engagement that I've championed throughout my career. I invite you to join me in supporting a platform that's setting a new standard for inclusive digital spaces."



Other investors include <u>MaC Venture Capital</u>, <u>Kapor Center</u>, <u>Collide Capital</u> & 1 more

Our Team



Alphonzo Terrell Co-Founder and CEO

Cannes Lion, Clio and Webby-award winning creative executive, ex-Twitter, HBO, Showtime, Sony Music



Nikki Blake Director of Engineering

ex-Google, tier 1 technical leader and mobile development specialist, viral Stanley Cup bedazzler



Kenya Parham Chief Growth Officer

2x founder, advisor to major entertainment studios (MACRO, Discovery+, Lionsgate, Warner Brothers, Amazon Prime Video) and causes on high-impact, inclusive campaigns that redefined audience engagement and outcomes.

Why Its Time To "Own The Conversation"

If you are reading this, you most likely do not need an explanation as to what social media is. What you may not know is how damaging legacy platforms have become due to the incessant and escalating maelstrom of hate speech and harassment that many of us endure everyday.

This is why we started SPILL. During my time leading social media at Twitter, I was stunned by how normal it became to ingest racist, violent or nasty exchanges on a daily basis. I learned that trying to address the problems at the legacy platform level was ineffective as once a platform's "culture" is set, it is very difficult to change.   What is needed is a new model, with new incentives, that offers a fresh way to connect and stay informed.

While we've been successful in raising venture capital for SPILL, we are a community driven product and believe strongly that the community that helps us grow in the early stage should have the opportunity to benefit as well. Thus, as part of our most recent round of funding, we're proud to be launching our "Own The Conversation" Community Round here on WeFunder.

Thank you for checking us out, we're more confident than ever that SPILL is just beginning to scratch the surface of its potential today.

Thanks,

Phonz

Almost 40% of U.S. social media users have experienced some form of hate speech or harassment in the last 12 months

For the most active communities on social media, this number is even higher (nearly 50% Black/Asian, 65% Queer).





PERCENTAGE WHO REPORTED ONLIN
20
10
0
2022
2023
2024

Experts estimate more than 30 million people will migrate from legacy social media platforms over the next 24 months

Facebook lost 1M DAU in the U.S. and Canada for the first time from 2020 - 2022 while X lost 20% of their US DAU and 60% of their advertisers in 2023.

Forbes
FORBES > BUSINESS > MEDIA
With Concerns About Brand Safety, More Advertisers Have Left X
Brad Adgate Contributor
Brad Adgate is a high-profile media and advertising consultant
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SPILL is purpose-built to transform the way we stay informed and connected

The core product offers Culture (stay informed), Connection (meet new people) and Commerce (monetize your voice) through a single interface.



Spill's team consists of top-tier technologists, creatives, and industry veterans with deep experience in social media, AI, and digital content.

Previous experience includes Google, Meta, Pinterest, and Twitter

Alphonzo Terrell



Founder / CEO

Nikki Blake
Director of Engineering

Kenya Parham
Chief Growth Officer

Eric Cheatham
Senior Backend Eng

Justin Greene
Product Design Principal

RK Jackson
Editorial Lead

SPILL has raised over $6M from top early-stage VCs including MaC, Kapor, Collide, Greylock and Bessemer


greylockpartners.
COLLIDE CAPITAL




Hit #1 in the Apple App Store within three weeks of launch, with over 500,000 downloads to date

Between Q3 and Q4 2024, signups increased by over 200% and January 2025 was the strongest signup month since launch



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Secured repeat revenue deals with top brands resulting in a 300% increase in revenue YoY in 2025

Brand partners include Showtime, CBS, Paramount+, Sony Pictures, Amazon Prime Video and more

SPILL
BASKETBALL WIVES
LOS ANGELES
Basketball Wives: Los Angeles
October 9th (6pm PST / 9pm EST)
spades got a practice mode with no one hollerin, i might actually learn how to play now
SONY PICTURES
PUBLICIS GROUPE
Disney+
SHOWTIME
prime video
Paramount+
LIONSGATE
GILEAD
horizon media
DIGITAS
NBCUniversal
CBS
VH1
MEDIAHUB

Named Apple's App Of The Day, one of Fast Company's Most Innovative Companies of 2024, and Inc Magazine's Cover Story (Nov 2024)



FAST COMPANY
ESSENCE
Washington Post
CNN
TIME
APP OF THE DAY
Join trending conversations.
Spill-App
what's tea?
View
This new social media app succeeds in two spots where Twitter failed
Spill, which has novel solutions for content moderation and creator acknowledgement, is one of Fast Company's Most Innovative Companies of 2024.
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Bloomberg
Forbes
THE WALL STREET JOURNAL.
TechCrunch
BET

Roadmap: Creator Monetization, Machine Learning, Group Enhancements

Our 1H focus for 2025 will be on core UI improvements and recommendations while the back half of the year will be focused on creator monetization tooling.





Use Of Funds

The use of funds for this Community Round will be in the following areas:

- Product development (enhanced AI moderation, new social features)

- Team expansion (engineering, marketing, and community growth).

- Monetization scaling (ad sales team, premium feature development).

Investor FAQ:

For more information on the instruments being used this round and how to invest via WeFunder, please see the links below:

- **WeFunder Investor FAQ**

- **SAFE Agreements FAQ (YC)**